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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                                   001-11773

                                  (Check One):                   CUSIP NUMBER
                                                                   33-858-LA

            [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

               For Period Ended: December 31, 1998
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:


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  Read Attached Instruction Sheet Before Preparing From. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


     Full Name of Registrant:         Pacific Research & Engineering Corporation
     Former Name if Applicable:
     Address of Principal Executive Office:
                                      2070 Las Palmas Drive
                                      Carlsbad, California 92008


PART II - RULES 12b-25(b) AND (c)


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X](b) The subject annual report, semi-annual report, transition report on
        Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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        State below in reasonable detail the reason why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

        As a result of a review of the registrant's accounting policies and related financial reporting conducted by the registrant, its new chief financial officer and new controller, and its independent accountants, Harlan & Boettger LLP, the registrant announced on March 29, 1999 that it will restate its previously reported financial results for the fiscal years ended 1996, 1997 and the subsequent quarterly periods in 1998. Consequently, the registrant is unable at this time to issue audited financial statements for the fiscal year ended December 31, 1998, without unreasonable effort or expense.


PART IV - OTHER INFORMATION


        (1) Name and telephone number of person to contact in regard to this notification:

        Blake Clark, Chief Financial Officer                (760) 438-3911


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The registrant expects to report a decline in sales and the increase in net losses for the fourth quarter of 1998 compared to the restated fourth quarter of 1997. The registrant believes that these are attributable primarily to delays in customer requirements for the timing of product shipments at the end of 1998, reduced gross margins due to manufacturing inefficiencies and an increase in financial accounting reserves for warranty costs and excess inventory as well as generally higher sales, marketing and administrative expenses. Additionally, registrant expects to reduce the carrying value of certain of its inventory by approximately $650,000.

        The expected increase in net losses for 1998 compared to restated 1997 is, to a significant degree, the result of the fourth quarter factors as described above. Additional factors included, one-time costs to terminate a build-to-suit property lease, the recognition of additional costs of goods sold related to labor and production overhead as well


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as higher sales costs associated with increased marketing efforts and higher administrative costs associated with head-count increases.

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SIGNATURE

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                   PACIFIC RESEARCH & ENGINEERING CORPORATION

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999               By:       /s/ BLAKE CLARK
                                          ------------------------------------
                                          Blake Clark
                                          Chief Financial Officer


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